UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26784

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2010 (MM/DD/YY) AND ENDING August 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DECADE SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13555 Bishops Court
(No. and Street)

Brookfield	WI	53005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Sweet (262-797-9217)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner and Benton, LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd, Suite 302	Milwaukee	WI	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ch.A 10/31/11

OATH OR AFFIRMATION

I, Michael Sweet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Decade Securities Corp, as of August 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
MARY ELLEN THOSS
STATE OF WISCONSIN

Signature

President
Title

Notary Public My comission expires: 3/15/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT

Board of Directors
Decade Securities Corp.
Brookfield, Wisconsin

We have audited the accompanying balance sheet of Decade Securities Corp. as of August 31, 2011 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Decade Securities Corp. at August 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Reilly, Penner + Benton LLP

October 25, 2011
Milwaukee, Wisconsin

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

DECADE SECURITIES CORPORATION
Brookfield, Wisconsin

Balance Sheet
August 31, 2011

ASSETS

Current Assets:		
Cash and equivalents	$	517,138
Accounts receivable		41
Prepaid income taxes		6,973
Total current assets		524,152
Property and Equipment (Net)		5,551
Other Assets		
Investment in affiliate		762,032
Allowance for impairment loss		(65,000)
Net investment in affiliate		697,032
Deferred income tax benefit		13,000
Total other assets		710,032
Total assets	$	1,239,735

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts payable	$	187
Deferred income taxes		9,800
Total current liabilities		9,987
Stockholder's Equity:		
Common stock		12,891
Additional paid-in capital		475,401
Retained earnings		741,456
Total stockholder's equity		1,229,748
Total liabilities and stockholder's equity	$	1,239,735

The accompanying notes to financial statements
are an integral part of these statements.

DECADE SECURITIES CORPORATION
Brookfield, Wisconsin

Statement of Income
Year Ending August 31, 2011

Income:		
Fees and service income	$	207
Commissions		8,035
Interest		2,469
Total income		10,711
Expenses:		
Professional fees		11,040
Other operating expenses		14,250
Total expenses		25,290
Loss before equity in earnings of unconsolidated affiliate and income taxes		(14,579)
Equity Earnings in Affiliate		
Earnings of unconsolidated affiliate		82,014
Impairment loss (net of deferred tax benefit of $13,000)		(52,000)
Total equity earnings in affiliate		30,014
Income before income taxes		15,435
Provision for income tax		26,877
Net loss	$	(11,442)

The accompanying notes to financial statements
are an integral part of these statements.

DECADE SECURITIES CORP.
Brookfield, Wisconsin

Statement of Changes in Stockholder's Equity
Year Ending August 31, 2011

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, August 31, 2010	$ 12,891	$ 475,401	$ 752,898	$ 1,241,190
2011 net loss	---	---	(11,442)	(11,442)
Balance, August 31, 2011	$ 12,891	$ 475,401	$ 741,456	$ 1,229,748

The accompanying notes to financial statements are an integral part of these statements.

DECADE SECURITIES CORPORATION
Brookfield, Wisconsin

Statement of Cash Flows
Year Ending August 31, 2011

Cash Flows from Operating Activities:		
Net loss	$	(11,442)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		1,795
Deferred income tax benefit		13,000
Equity in earnings of unconsolidated affiliate		(30,019)
Changes in assets and liabilities:		
Accouns receivable		283
Prepaid income taxes		(1,045)
Accounts payable		(317)
Deferred income taxes liability		(3,900)
Net cash used by operating activities		(31,645)
Cash Flows from Investing Activities:		
Capital distributions from unconsolidated affiliate		19,855
Decrease in cash and equivalents		(11,790)
Cash and equivalents, beginning of year		528,928
Cash and equivalents, end of year	$	517,138
Supplementary information:		
Income taxes paid	$	18,822

The accompanying notes to financial statements are an integral part of these statements.

DECADE SECURITIES CORP.
Brookfield, Wisconsin

Notes to Financial Statements
August 31, 2011

1. Summary of Significant Accounting Policies

Business Activity

Decade Securities Corp. (the "Company") is part of a real estate syndication group which uses the "Decade" name. The Company is a broker/dealer that principally sells interests in real estate direct participation programs sponsored by Decade affiliates.

Cash and Equivalents

Cash and equivalents consist of the Company's checking and money market accounts.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at August 31, 2011. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Accounts Receivable

Accounts receivable are reported at contract value, less our estimate for uncollectible amounts based on experience relative to the population of accounts receivable.

Investment in Affiliate

The investment is valued using the equity method, net of any estimated impairment loss.

Property and Equipment

Property and equipment is carried at cost. Maintenance and repairs, including the replacement of minor items, are expensed as incurred, and major additions to equipment are capitalized. When equipment is sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. The Company provides for depreciation of furniture and equipment using annual rates which are sufficient to amortize the cost of depreciable assets over their estimated useful lives.

Property and equipment consist of the following at August 31, 2011:

Automobile	$	32,538
Furniture and equipment		8,937
Total		41,475
Accumulated depreciation		35,924
Net	$	5,551

Revenue Recognition

Commissions, other fees on security sales and various service fees are credited to income at the time the related services are performed.

DECADE SECURITIES CORP.
Brookfield, Wisconsin

Notes to Financial Statements
August 31, 2011
(Continued)

1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through the date the financial statements were available to be distributed (October 25, 2011). There were no subsequent events that required recognition or disclosure.

2. Net Capital Requirements

As a registered broker/dealer, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2011, the Company's net capital and required net capital were $507,151 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was .02 to 1.

3. Investment in Affiliate

The investment represents an investment in Decade Mortgage Loan Partners LLC ("DMLP"), an affiliated real estate mortgage entity which has mortgage loans with certain other affiliated entities. The Company owns 1,510 units of the 41,450 DMLP units issued and outstanding and accounts for this investment under the equity method because the Company exercises significant influence over the operating and financial activities of DMLP. The other members of DMLP consist of five affiliated entities that are either wholly owned or controlled by the Company's major shareholder. DMLP has seven mortgage loans with affiliated entities. As of August 31, 2011, two of the loans were delinquent. For one loan, management does not believe that there is an impairment of value because the value of the collateral for the loans is in excess of the loan balances and accrued interest. The assessed value of the collateral for the remaining loan is less than the loan balance and accrued interest by approximately $2,000,000. An allowance for impairment loss of $65,000 has been recorded for this potential loss.

The activity in the Company's investment in DMLP is as follows:

Balance at the beginning of year	$	699,873
Equity in net earnings		82,014
Capital distributions		(19,855)
Balance at End of Year	$	762,032

The following is an unaudited summary of the financial position and results of operations of DMLP as of and for the eight months ended August 31, 2011:

Assets	$	21,030,318
Liabilities		-
Equity		19,788,204
Net income		1,242,114

4. Common Stock

Common stock consists of 56,000 authorized, 12,891 issued and outstanding $1 par value shares.

5. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended August 31, 2011. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

6. Concentrations

Cash and cash equivalents are maintained primarily in an area bank and, at times, balances may exceed federally insured limits. We have never experienced any losses related to these balances. All of our non-interest bearing cash balances were fully insured at August 31, 2011 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and our non-interest bearing cash balances may again exceed federally insured limits.

Total revenue from related parties amounted to approximately 88% of total revenues for the year ended August 31, 2011.

7. Transactions with Related Parties

The amount recorded by the Company as discussed in Note 8 is based on negotiations among related parties and may or may not be representative of what the Company would have incurred in comparable situations dealing with unrelated entities.

The Company owns 1,510 units of the 41,450 DMLP units issued and outstanding. The Company received $19,855 as a return of capital from DMLP during the year ended August 31, 2011.

8. Leases

The Company leases office space under a month-to-month sublease agreement with an affiliate on the basis of square footage. Rental expense incurred under this lease for the year ended August 31, 2011 was $1,829.

9. Income Taxes

The provision for income taxes for the year ended August 31, 2011 is as follows:

Current	$	12,500
Prior Year		5,277
Deferred		9,100
Total Provision for Income Taxes	$	26,877

The provision for taxes differs from the expected provision that would result from the application of federal tax rates to pretax book income. The primary reasons for the differences are: state income taxes, the effects of allocated exemptions among the controlled group and changes in the deferred tax liability.

Deferred income taxes are reported using the asset/liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The activity in the Company's deferred tax asset account is as follows:

Deferred liability	$	(9,800)
Deferred asset on impairment loss		13,000
Total Deferred Income Taxes	$	3,200

The Company is no longer subject to federal tax examinations for years beginning before August 31, 2008 and state examinations for years beginning before August 31, 2007.

10. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material effect on the Company's financial statements.

DECADE SECURITIES, CORPORATION
Brookfield, Wisconsin

Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
August 31, 2011

Aggregate Indebtedness		
Accrued expenses	$	9,987
Total Aggregate Indebtedness	$	9,987
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	666
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	1,229,748
Deduct Nonallowable Assets:		
Investment in affiliate (net of deferred tax asset associated with affiliate)		(710,032)
Accounts receivable		(41)
Prepaid income taxes		(6,973)
Net property and equipment		(5,551)
Net Capital		507,151
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	502,151
Ratio of aggregate indebtedness to net capital		0.02 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of August 31):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report:	$	507,151

See Independent Auditors' Report

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors,
Decade Securities Corp.
Brookfield, Wisconsin

In planning and performing our audit of the financial statements of Decade Securities Corp. (the Company), as of and for the year ended August 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Decade Securities Corp. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control such that there is a reasonable possibility, that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

Our consideration of the internal control was for the limited purpose described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified a certain deficiency in internal control that we consider to be a significant deficiency.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to warrant attention by those charged with governance. We consider the following deficiency to be a significant deficiency:

Separation of Duties

The Company operates its accounting and reporting function with principally one-two individuals, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of Decade Securities Corp. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one-two individuals is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2011, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Reilly, Penner + Benton LLP

October 25, 2011
Milwaukee, Wisconsin

DECADE SECURITIES CORP.
Brookfield, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended August 31, 2011

Reilly, Penner & Benton LLP

DECADE SECURITIES CORP.
Brookfield, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended August 31, 2011

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